

August 25, 2010

Ms. Ana M. Menendez
Chief Financial Officer
Watsco, Inc.
2665 South Bayshore Drive, Suite 901
Coconut Grove, FL 33133

Re: **Watsco, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Quarters Ended March 31, 2010 and June 30, 2010
Definitive Proxy Statement on Schedule 14A
File No. 001-05581

Dear Ms. Menendez:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Cash
Accounting Branch Chief